Announcement of the Annual General Meeting of Shareholders of Woori Bank for Fiscal Year 2009

The Board of Directors of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd., passed a resolution to hold the annual general meeting of shareholders on March 25, 2010.

Key Details Relating to the Annual General Meeting of Shareholders of Woori Bank

•	Meeting Date and Time: March 25, 2010; 10:00 a.m. (local time)

•	Venue: Woori Bank Head Office Building, 203, Hoehyon-dong 1-ga,

Chung-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements of Woori Bank for fiscal year 2009

2)	Approval of amendments to the Articles of Incorporation of Woori Bank

3)	Appointment of directors of Woori Bank

4)	Approval of the aggregate remuneration limit for directors of Woori Bank

•	Board of Directors’ Resolution Date: March 4, 2010

•	Details regarding the candidates for directors will be disclosed after they are finalized.